

November 9, 2012

Via E-mail
Christopher G. Marshall
Chief Financial Officer
Capital Bank Financial Corp.
121 Alhambra Plaza, Suite 1601
Coral Gables, FL 33134

Re: Capital Bank Financial Corp.
Registration Statement on Form S-1
Filed November 1, 2012
File No. 333-184714

Dear Mr. Marshall:

We have monitored your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include a recent developments section if the third quarter had an adverse impact on the results of operations or financial condition. Otherwise, please include a statement in the acceleration request that the third quarter resulted in no adverse impact on the results of operations or financial condition.

Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders, page 183

2. We restate prior comment 9. With respect to each selling stockholder that is not a natural person, please revise to identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

3. Please revise the table on page 184 to include a column showing the percentage of shares that each selling shareholder would own if all shares that may be sold are sold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Counsel